February 1, 2018

Securities and Exchange Commission,

        Division of Corporation Finance,

                Office of Healthcare & Insurance,

                        100 F Street, N.E.,

                                 Washington, D.C. 20549.

                Re: Atlas Holdings, Inc.—Form S-4 (File No. 333-221707)

Ladies and Gentlemen:

On behalf of our client, Atlas Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) and by Amendment No. 2 (“Amendment No. 2”, collectively with the Initial Registration Statement and Amendment No. 1, the “Registration Statement”). Amendment No. 3 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated January 31, 2018, concerning the Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 3, including a version of Amendment No. 3 marked to reflect changes from Amendment No. 2, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 3.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 3. The page references in the Staff’s comments refer to page numbers in Amendment No. 2, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 3. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

Securities and Exchange Commission February 1, 2018

In response to the Comment Letter, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing or Amendment No. 1 or Amendment No. 2 were deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 3, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Amendment No. 2 to the Registration Statement on Form S-4 filed January 23, 2018

The Combination

Structure of the Combination, page 73

1.	We note your disclosure on page 75 that following the Closing and the PIPE Investment, it is expected that Existing Amneal Members will hold “approximately 60% of the voting power and no economic interest of the outstanding New Amneal Shares (assuming the conversion of all Amneal Common Units into shares of Class A Common Stock).” However, the percentages of voting power and economic interest provided do not appear to account for the conversion of all Amneal Common Units into shares of Class A Common Stock. Please revise your disclosure here and elsewhere as appropriate to provide the impact to the voting power and economic interest of Former Impax Stockholders, PIPE Investors and Existing Amneal Members of the conversion of all Amneal Common Units into shares of Class A Common Stock.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 13 and 76 of Amendment No. 3.

*    *    *

Securities and Exchange Commission February 1, 2018

Any questions or comments with respect to Amendment No. 3 may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile ((212) 291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Erin Jaskot
Irene Paik
Sasha Parikh
Kevin Vaughn

(Securities and Exchange Commission)

Bryan M. Reasons
(Atlas Holdings, Inc.)

Francis J. Aquila
Matthew G. Hurd
(Sullivan & Cromwell LLP)